PRICING SUPPLEMENT NO. 148Q To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2004 and product supplement Q dated March 3, 2007	Registration Statement No. 333-137902 Dated August 28, 2007; Rule 424(b)(2)

Return Optimization Securities Offering Potential Enhanced Returns in a Moderate-Return Environment

Deutsche Bank AG $57,071,820 Securities linked to the S&P 500® Index due February 27, 2009

Deutsche Bank AG $5,578,610 Securities linked to the Dow Jones EURO STOXX 50® Index due February 27, 2009

Deutsche Bank AG $17,583,820 Securities linked to the Nikkei® 225 Index due February 27, 2009

Investment Description

Return Optimization Securities (“ROS”) are securities issued by Deutsche Bank AG with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the applicable Index Return is positive, at maturity you will receive your initial investment plus, depending on the index, either three (3) times or five (5) times the Index Return, up to the applicable Maximum Gain, providing you with an opportunity to outperform the index. If the applicable Index Return is negative, at maturity you will receive your initial investment reduced by that negative Index Return. Investing in ROS is subject to significant risks, including potential loss of your initial investment, limited appreciation at maturity and Deutsche Bank AG’s credit risk.

Features

❑	Potential to enhance returns in a moderate-return environment

❑	3x or 5x leverage up to the applicable Maximum Gain on the ROS while maintaining 1-to-1 downside exposure at maturity

❑	Your choice of three securities to meet your portfolio needs

Key Dates1

Trade Date	August 28, 2007

Settlement Date[1]	August 31, 2007

Final Valuation Date[1]	February 24, 2009

Maturity Date[1]	February 27, 2009

1 Subject to postponement in the event of a market disruption event and as described under “General Terms of the ROS—Market Disruption Event” in the accompanying product supplement.

Security Offerings

There are three separate offerings of Return Optimization Securities. The ROS in each offering are linked to a particular index with a specified Maximum Gain. The Maximum Gain for ROS in each offering and the corresponding maximum payment at maturity are listed below. The performance of ROS in each offering will not depend on the performance of any other index or ROS.

Offering	Index Symbol[1]	Maximum Gain	Multiplier	Maximum Payment at Maturity per $10 ROS[2]	CUSIP	ISIN
ROS Linked to the S&P 500® Index	SPX	22.50%	3x	$12.25	25153Q 286	US25153Q2865

ROS Linked to the Dow Jones EURO STOXX 50® Index	SX5E	28.00%	3x	$12.80	25153Q 294	US25153Q2949

ROS Linked to the Nikkei® 225 Index	NKY	33.50%	5x	$13.35	25153Q 310	US25153Q3103

1 Bloomberg L.P.

2 Numbers have been rounded for ease of analysis.

See “Additional Terms Specific to the ROS” in this pricing supplement. The ROS will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement Q dated March 29, 2007, underlying supplement no. 3 dated April 30, 2007 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement Q for risks related to investing in the ROS.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement Q dated March 29, 2007 and underlying supplement no. 3 dated April 30, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest in any ROS offered hereby, you should read these documents and any other documents relating to these offerings that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of any ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement Q and underlying supplement no. 3. Any representation to the contrary is a criminal offense. ROS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Securities Linked to the S&P 500® Index

Per Security	$10.00	$0.175	$9.825

Total	$57,071,820.00	$998,756.85	$56,073,063.15

Securities Linked to the Dow Jones EURO STOXX 50® Index

Per Security	$10.00	$0.175	$9.825

Total	$5,578,610.00	$97,625.68	$5,480,984.32

Securities Linked to the Nikkei® 225 Index

Per Security	$10.00	$0.175	$9.825

Total	$17,583,820.00	$307,716.85	$17,276,103.15

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$80,234,250.00	$2,463.19

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the ROS

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the ROS are a part, and the more detailed information contained in product supplement Q dated March 29, 2007 and underlying supplement no. 3 dated April 30, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 3 dated April 30, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507096269/d424b21.pdf

♦	Product supplement Q dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507069046/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, “ROS” refers to each offering of Return Optimization Securities that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The ROS of one or more offerings may be suitable for you if:

♦

You believe that the applicable index will appreciate moderately—meaning that you believe such index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the Maximum Gain at maturity applicable to such offering.

♦	You are willing to make an investment that is exposed to the full downside performance risk of the applicable index.

♦	You are willing to forgo dividends paid on the stocks included in the applicable index.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the ROS to maturity.

♦	You are willing to invest in securities for which there may be little or no secondary market.

The ROS of any offering may not be suitable for you if:

♦	You do not believe the applicable index will appreciate over the term of the ROS, or you believe the index will appreciate by more than the Maximum Gain at maturity applicable to such offering.

♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the applicable index.

♦	You seek an investment that is exposed to the full potential appreciation of the applicable index, without a cap on participation.

♦	You prefer to receive the dividends paid on any stocks included in the applicable index.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the ROS to maturity.

♦	You seek an investment for which there will be an active secondary market.

Common Terms for Each Offering of ROS

Issuer	Deutsch Bank AG, London Branch (Aa1)[1]

Issue Price	$10 per ROS

Term	18 months

Payment at Maturity (per $10)

If the product of the Index Return and the Multiplier is equal to or greater than the Maximum Gain,

you will receive:

$10 + ($10 x Maximum Gain)

If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Gain,

you will receive:

$10 + ($10 x Multiplier x Index Return)

If the Index Return is zero or negative, you will receive:

$10 + ($10 x Index Return)

In this case, you may lose all or a substantial portion of your initial investment

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing level of the applicable index on the Trade Date for such index.

Index Ending Level	The closing level of the applicable index on the Final Valuation Date

The performance of ROS in each offering will depend on the performance of the index to which the ROS in such offering are linked and will not depend on the performance of any other index or ROS.

Specific Terms for Each Offering of ROS

	Multiplier	Maximum Gain
ROS Linked to the S&P 500® Index	3	22.50%
ROS Linked to the Dow Jones EURO STOXX 50® Index	3	28.00%
ROS Linked to the Nikkei® 225 Index	5	33.50%

Determining Payment at Maturity for Each Offering Per $10 ROS

The percentage change from the Index Starting Level to the Index Ending Level
You will receive your initial investment plus an amount based on the Maximum Gain, equal to the applicable maximum payment at maturity, calculated as follows: $10 + ($10 x Maximum Gain)

You will receive your initial investment plus an amount based on a multiple of the Index Return up to the applicable maximum payment at maturity, calculated as follows:

$10 + ($10 x Multiplier x Index Return)

You will receive your initial investment reduced by the Index Return, calculated as follows:

$10 + ($10 x Index Return)

In this scenario, you could lose some or all of your initial investment depending on how much the applicable index declines

What are the tax consequences of the ROS?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe the securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or the courts will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

1 Moody’s Investors Service Ltd has assigned a rating of Aa1 to notes, such as the ROS offered hereby, issued by Deutsche Bank AG’s Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell, or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.

Key Risks

An investment in any offering of ROS involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the accompanying product supplement Q. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any of the ROS offered hereby.

♦

Full market risk – You may lose some or all of your initial investment. The ROS do not guarantee any return of your initial investment and are fully exposed to any decline in the level of the applicable index (as measured by the applicable Index Return). For every 1% decline in such index, you will lose 1% of your initial investment at maturity.

♦

No assurances of moderate-return environment – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

♦	Maximum return – Your appreciation potential is limited to the applicable Maximum Gain even if the applicable Index Return is greater than the Maximum Gain.

♦	Credit of issuer – An investment in the ROS is subject to the credit risk of Deutsche Bank AG, and the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the ROS.

♦

No periodic coupon payments, dividend payments or voting rights – As a holder of ROS, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the applicable index would have.

♦	ROS not the same as the index – Owning the ROS is not the same as owning the stocks composing the applicable index or a security directly linked to the performance of such index.

♦	Limited liquidity – The ROS offered hereby will not be listed and there will not be an active secondary trading market.

♦

Price prior to maturity – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the applicable index; the volatility of such index; the composition of such index; the dividend rate on the stocks composing such index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

♦

Impact of fees on secondary market prices – Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

♦

Potential Deutsche Bank AG impact on price – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the applicable index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising such index, may adversely affect the market value of the stocks composing the index, the level of the index, and, therefore, the market value of the applicable offering of ROS.

♦

Potential conflict of interest – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the applicable index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the applicable Index Return and payment at maturity based on observed levels of such index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

♦

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular offering of ROS. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the applicable offering of ROS.

♦

Uncertain tax treatment – Significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in this pricing supplement or the product supplement related to this offering.

Risks Specific to an investment in the ROS linked to the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index.

♦

Currency Risk – The Index Return for the ROS will not be adjusted for changes in exchange rates. While the stocks included in the Dow Jones EURO STOXX 50® and the Nikkei® 225 Index are denominated in currencies other than the U.S. dollar, the Index Return for those offerings of ROS will not be adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® or Nikkei® 225 Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the ROS, you will not receive an additional payment or incur any reduction in payment at maturity.

♦

Non-U.S. Securities Markets Risks – The stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the ROS linked to these indices.

♦

We are currently one of the companies that make up the Dow Jones EURO STOXX 50® Index – We are currently one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index, the S&P 500® Index or the Nikkei® 225 Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index or the ROS. None of the money you pay us will go to the respective sponsors of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index (the “index sponsors”) or any of the other companies included in the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index and none of those companies will be involved in the offering of the ROS in any way. Neither those companies nor the index sponsors will have any obligation to consider your interests as a holder of the ROS in taking any corporate actions that might affect the value of the ROS.

ROS Linked to S&P 500® Index, Maximum Gain of 22.50%

The S&P 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, with the number of companies included in each group as of July 17, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (32); Financials (92); Health Care (53); Industrials (53); Information Technology (74); Materials (28); Telecommunications Services (9); and Utilities (32).

The graph below illustrates the performance of the S&P 500® Index from January 1, 1997 to August 28, 2007. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source – Bloomberg L.P.

The closing level of the S&P 500® Index on August 28, 2007 was 1432.36.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading “The S&P 500® Index” in underlying supplement no. 3.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples reflect the Maximum Gain of 22.50% and assume a range of performance for the S&P 500® Index from +25% to -25%.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive three times the Index Return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 3%)) = $10.00 + $0.90 = $10.90.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level. Since three times the Index return of 20% is more than the Maximum Gain of 22.50%, you will receive the Maximum Gain of 22.50%, or $12.25 per $10 ROS.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the Index Return is -20%, your investment will be fully exposed to the decline of the S&P 500® Index and your payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x -20%) = $10.00 – $2.00 = $8.00.

ROS Linked to Dow Jones EURO STOXX 50® Index, Maximum Gain of 28.00%

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited. As discussed more fully in underlying supplement no. 3 under the heading “The Dow Jones EURO STOXX 50® Index,” the Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The graph below illustrates the performance of the Dow Jones EURO STOXX 50® Index from January 1, 1997 to August 28, 2007. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance.

Source – Bloomberg L.P.

The closing level of the Dow Jones EURO STOXX 50® Index on August 28, 2007 was 4170.68.

The information on the Dow Jones EURO STOXX 50® Index provided in this pricing supplement should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” in underlying supplement no. 3.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples reflect the Maximum Gain of 28.00% and assume a range of performance for the Dow Jones EURO STOXX 50® Index from +40% to -40%.

Example 1 – On the Final Valuation Date, the Dow Jones EURO STOXX 50® Index closes 4% above the Index Starting Level. Since the Index Return is 4%, you will receive three times the Index Return, or a 12% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 4%)) = $10.00 + $1.20 = $11.20.

Example 2 – On the Final Valuation Date, the Dow Jones EURO STOXX 50® Index closes 20% above the Index Starting Level. Since three times the Index Return of 20% is more than the Maximum Gain of 28.00%, you will receive the Maximum Gain of 28.00%, or $12.80 per $10 ROS.

Example 3 – On the Final Valuation Date, the Dow Jones EURO STOXX 50® Index closes 20% below the Index Starting Level. Since the Index Return is -20%, your investment will be fully exposed to the decline of the Dow Jones EURO STOXX 50® Index and your payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x -20%) = $10.00 – $2.00 = $8.00.

ROS Linked to Nikkei® 225 Index, Maximum Gain of 33.50%

The Nikkei® 225 Index is sponsored by Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). As discussed more fully in underlying supplement no. 3 under the heading “The Nikkei® 225 Index,” the Nikkei® 225 Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

The graph below illustrates the performance of the Nikkei® 225 Index from January 1, 1997 to August 28, 2007. The historical levels of the Nikkei® 225 Index should not be taken as an indication of future performance.

Source – Bloomberg L.P.

The closing level of the Nikkei® 225 Index on August 28, 2007 was 16287.49.

The information on the Nikkei® 225 Index provided in this pricing supplement should be read together with the discussion under the heading “The Nikkei® 225 Index” in underlying supplement no. 3.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples reflect the Maximum Gain of 33.50% and assume a range of performance for the Nikkei® 225 Index from +40% to -40%. The actual Maximum Gain for each offering will be set on the Trade Date.

Example 1 – On the Final Valuation Date, the Nikkei® 225 Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive five times the Index Return, or a 15% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (5 x 3%)) = $10.00 + $1.50 = $11.50.

Example 2 – On the Final Valuation Date, the Nikkei® 225 Index closes 30% above the Index Starting Level. Since five times the Index Return of 30% is more than the Maximum Gain of 33.50%, you will receive the Maximum Gain of 33.50%, or $13.35 per $10 ROS.

Example 3 – On the Final Valuation Date, the Nikkei® 225 Index closes 20% below the Index Starting Level. Since the Index Return is -20%, your investment will be fully exposed to the decline of the Nikkei® 225 Index and your payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x -20%) = $10.00 – $2.00 = $8.00.

Supplemental Plan of Distribution

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.175 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement. See “Underwriting” in the accompanying product supplement.